FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
Announces Significant Developments with its Branded Beverages

Vancouver, Canada, August 9, 2007 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, is pleased to announce several significant developments with its branded beverage business.

STOKED™ Energy Drinks have just been listed in the two largest convenience store chains in Canada, with collectively more than 1,500 stores. This is a major step for the brand that was launched less than four months ago. The Company has focused its initial distribution efforts on the independent convenience trade, to build brand recognition. The quick acceptance of STOKED™ by these major chains is a testament to its growing success.

TrueBlue™ Blueberry Juice in 16oz single serve size is being distributed in all major markets of California and Washington State and will be shipped to 7-Eleven Stores across the US by the end of this month. This two-pronged distribution strategy of 64 oz in grocery and 16 oz in convenience and food service has proven very successful in Canada.

STOKED™ Energy Drinks are now being distributed in every major market in California and throughout Washington State. Once distribution is well established in the West, the Company will focus on the North East and upper Mid-West together with listing efforts at national convenience chains. This is a time of unprecedented change in the $5 Billion US energy drink market – where the Company has heretofore not had a presence – as large brands change strategies and alignments. For Leading Brands this change creates opportunity.

Caesar’s Cocktails™, a long-time stalwart for the Company in Canada, is now listed in Florida, Texas and the Rocky Mountain states where the focus is on the rapidly growing Hispanic community.

Infinite Health™ Water is now being distributed in Los Angeles and Washington State as Vitamin Water® makes its way into the Coke system.

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, INFINITE™ Health Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com